 Exhibit 77D(ii)

SUB-ITEM 77D:  Policies with Respect to Security Investments

Effective July 1, 2014, with respect to the Natixis Oakmark Fund, the “Investment Goal” in the Prospectus was amended and restated as follows:

The Fund seeks long-term capital appreciation.

Effective July 1, 2014, with respect to the Natixis Oakmark Fund, the “Investment Goal” in the section “More Information About the Funds” was amended and restated as follows:

The Fund seeks long-term capital appreciation. The Fund’s investment goal is non-fundamental, which means it may be changed without shareholder approval. The Fund will provide 60 days’ prior written notice to shareholders before changing the investment goal.